SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 11)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

April 9, 2017
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,467,032(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,467,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,389,014(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 44.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and shares of Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes,  that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 60,582 shares of Class A Common Stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 1,100,000 shares of Class B Common Stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement (each as defined below).

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,467,032 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,467,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,389,014 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 44.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. Includes 60,582 shares of Class A Common Stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 1,100,000 shares of Class B Common Stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 51,382,015 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,382,015 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,389,014 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 44.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A Common Stock and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 60,582 shares of Class A Common Stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 1,100,000 shares of Class B Common Stock held by Michael Moyes and Lyndee Moyes Nester and 85,017 shares held by Jerry Moyes which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,267,323(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,267,323(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,547,756(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 2,378,252 shares of Class B Common Stock and 1,889,071 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 8,354,978 and 26,213,049 shares of Class B Common Stock held by Cactus Holding I and M Capital II, respectively, as well as 1,951,006 shares of Class A Common Stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over these shares, but may be deemed to beneficially own these shares as part of a group as a result of the Reporting Person's participation in the Previous VPF Contracts.

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 46.2% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,595,659(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,595,659 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,659 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 11.6% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,305,984(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,305,984 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,547,756(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 1,951,006 shares of Class A Common Stock and 8,354,978 shares of Class B Common Stock held by the Reporting Person.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes (i) 26,213,049 shares of Class B Common Stock held by M Capital II; (ii) 1,889,071 shares of Class A Common Stock and 2,378,252 shares of Class B Common Stock held by Cactus Holding II; and (iii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with the Previous VPF Contracts.

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 46.2% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 26,213,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,213,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,547,756(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes (i) 1,889,071 shares of Class A Common Stock and 2,378,252 shares of Class B Common Stock held by Cactus Holding II; (ii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement; and (iii) 1,951,006 shares of Class A Common Stock and 8,354,978 shares of Class B Common Stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the Previous VPF Contracts.

(3)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 46.2% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 550,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 550,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,389,014(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 44.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 58,289,014 shares beneficially owned by Jerry and Vickie Moyes and 550,000 shares held by Lyndee Moyes Nester that the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(2)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyndee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 550,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 550,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,389,014 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 44.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 58,289,014 shares beneficially owned by Jerry and Vickie Moyes and 550,000 shares held by Michael Moyes that the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(2)
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 11 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

Knight Swift Merger Agreement

On April 9, 2017, the Issuer and Bishop Merger Sub, Inc., an Arizona corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Knight Transportation, Inc., an Arizona corporation (“Knight"), pursuant to which the parties thereto have agreed to effect a business combination by means of (i) an amendment and restatement of the certificate of incorporation of the Issuer, pursuant to which, among other things, (x) the Issuer’s corporate name will change to “Knight-Swift Transportation Holdings Inc.” and each issued and outstanding share of Class B Common Stock will be converted to a share of Class A Common Stock, and (y) immediately thereafter, the shares of Class A Common Stock (including the shares of Class A Common Stock into which the Class B Common Stock were converted) will undergo a reverse stock split pursuant to which each share of Class A Common Stock will be combined into 0.72 of a share of Class A Common Stock, and (iii) a subsequent merger of Merger Sub with and into Knight in accordance with the Merger Agreement, pursuant to which Knight will survive as a wholly owned subsidiary of the Issuer and, except as set forth therein, each issued and outstanding share of common stock of Knight will be converted into the right to receive one share of the Issuer’s Class A Common Stock, all on the terms and subject to the conditions set forth in the Merger Agreement (collectively, the “Transactions”).  The completion of the Transactions is subject to satisfaction or waiver of customary closing conditions.

Concurrently with the execution of the Merger Agreement, Jerry Moyes, Vickie Moyes, the Moyes Trust, Michael Moyes, and Lyndee Moyes Nester (collectively, the “Moyes Stockholders”) entered into a Support Agreement with Knight (the “Support Agreement”) and a Stockholders Agreement with the Issuer (the “Stockholders Agreement”).  Each is described in more detail below.

Support Agreement

Under the Support Agreement, the Moyes Stockholders are generally required to vote all shares of the Issuer’s stock that they beneficially own in favor of the Transactions.  The Support Agreement will terminate upon the earlier of (i) the effective time of the merger, (ii) certain amendments to the Merger Agreement or related documents that would reasonably be expected to have a material adverse effect on the Moyes Stockholders and to which they do not consent, and (iii) the termination of the Merger Agreement in accordance with its terms.  In the event that the Support Agreement is terminated and the Moyes Stockholders agree to vote or vote in favor of an alternative merger or similar transaction with respect to the Issuer, then, under certain circumstances, the Moyes Stockholders are required to pay a termination fee of $25 million to Knight.

The Stockholders Agreement

Under the Stockholders Agreement, after the effective time of the merger, Jerry Moyes or a successor appointed by the Moyes Stockholders has the right to designate for nomination by the board of directors of the Issuer up to two nominees for election as directors of the Issuer.  If the Moyes Stockholders collective beneficial ownership falls below 12.5% of the shares of the Issuer, then the number of directors that Mr. Moyes may designate is reduced to one.  The Moyes Stockholders have agreed to vote all shares in excess of 12.5% of the Issuer as directed by a committee initially consisting of Jerry Moyes, Kevin Knight, and Gary Knight, with each committee member appointing his respective successor.

Under the Stockholders Agreement, the Moyes Stockholders are subject to certain standstill provisions providing that they will not, among other things, (i) increase the percentage of the Issuer’s stock beneficially owned by them, collectively, by more than two percentage points above their ownership level as of closing of the merger, (ii) effect or seek any merger, takeover, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with or involving the Issuer or any of its subsidiaries, (iii), make, or in any way participate in, any solicitation of proxies to vote any shares or to take shareholder action by written consent, (iv) commence litigation against the Issuer or any of its subsidiaries (other than with respect to contracts and director and officer indemnification rights), or (v) publicly disparage the Issuer. These standstill provisions are subject to certain carve-outs, including certain amendments and refinancings of the Moyes Stockholders’ current pledging and hedging arrangements.  The board designation rights and standstill provisions cease if the Moyes Stockholders beneficial ownership falls below 5% of the outstanding shares of the Issuer.

The foregoing summaries of the Merger Agreement, the Support Agreement, and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of these documents.  Copies of the Support Agreement and the Stockholders Agreement are filed as exhibits to this Amendment.  A copy of the Merger Agreement will be filed by the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) – (b)

As of February 6, 2017, there were 133,064,394(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 59,389,014 shares of the Issuer's common stock, representing approximately 44.6%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 59,389,014(3) shares of Common Stock, representing approximately 44.6%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 51,467,032(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 59,389,014(5) shares of Common Stock, representing approximately 44.6%(2) of the issued and outstanding shares of Common Stock of the Issuer. Included in this amount are 550,000 shares of Class B Common Stock over which Michael Moyes holds sole voting and dispositive power.
________________

1.
Includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report Report on Form 10-K filed February 17, 2017.

2.
The percentage indicated is based upon 133,064,394 shares outstanding as of February 6, 2017, which includes 83,322,456 shares of Class A Common Stock and 49,741,938 shares of Class B Common Stock outstanding as of February 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 17, 2017.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 59.1% of the total voting power as of February 6, 2017.

3.
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 60,582 shares of Class A Common Stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 1,100,000 shares of Class B Common Stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

4.
Includes 3,985,676 shares of Class A Common Stock and 47,541,938 shares of Class B Common Stock.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held indirectly through entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes shares beneficially owned by Jerry Moyes, Vickie Moyes, and Lyndee Moyes Nester over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

Lyndee Moyes Nester beneficially owns 59,389,014(6) shares of Common Stock, representing approximately 44.6%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Included in this amount are 550,000 shares of Class B Common Stock over which Lyndee Moyes Nester holds sole voting and dispositive power.

(c)          Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On February 28, 2017, Jerry Moyes entered into the following transactions with the Issuer, all of which relate to employee equity awards previously granted to Mr. Moyes:

•	Exercised stock options in respect of 132,270 shares of Class A Common Stock with an exercise price of $13.36.
•	Exercised stock options in respect of 103,306 shares of Class A Common Stock with an exercise price of $15.51.
•	Acquired 13,214 shares of Class A Common Stock upon the vesting of previously granted performance awards at a deemed price of $21.72, the closing price of the Issuer’s Class A Common Stock on the acquisition date.
•	Forfeited an aggregate of 199,448 shares of Class A Common Stock to the Issuer in satisfaction of the option exercise prices and tax withholding obligations at a deemed price of $21.72, the closing price of the Issuer’s Common Stock on the forfeiture date.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following sentence:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

________________

6.
Includes shares beneficially owned by Jerry, Vickie, and Michael Moyes over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Agreement and Plan of Merger, dated as of April 9, 2017, by and among the Issuer, Merger Sub, and Knight (incorporated by reference to the applicable exhibit to the Form 8-K filed by the Issuer with the SEC on or about April 12, 2017).

Exhibit 99.2	Moyes Family Stockholders Agreement, dated as of April 9, 2017, by and among the Moyes Stockholders and the Issuer.

Exhibit 99.3	Bishop Support Agreement, dated as of April 9, 2017, by and among the Moyes Stockholders and Knight.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ Lyndee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: April 11, 2017